SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

		Three Months Ended March 31,
		2012	2011

Earnings
	Pre-tax net income	$4,405	$1,248
	Add:
	Fixed charges	7,705	7,602
	Earnings, as adjusted	$12,110	$8,850

Fixed charges
	Interest expensed and capitalized	$7,136	$7,106
	Amortized premiums, discounts and capitalized expenses related to indebtedness	562	491
	Estimate of interest within rental expense	7	5
	Fixed charges, as adjusted	$7,705	$7,602

	Ratio of earnings to fixed charges	1.57	1.16